Exhibit 99.1

TRANSCANADA CORPORATION – THIRD QUARTER 2007

NewsRelease

TransCanada Announces Strong Third Quarter Results,

Board Declares Dividend of $0.34 per Common Share

CALGARY, Alberta – October 30, 2007 – (TSX: TRP) (NYSE: TRP)

Third Quarter Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•      Net income for third quarter 2007 of $324 million ($0.60 per share) compared to $293 million ($0.60 per share) in third quarter 2006

•      Comparable earnings for third quarter 2007 of $309 million ($0.57 per share), compared to $243 million ($0.50 per share) for the same period in 2006, an increase of approximately 14 per cent on a per share basis

•      Funds generated from operations for third quarter 2007 of $702 million compared to $662 million for the same period in 2006, an increase of approximately six per cent

•      Dividend of $0.34 per common share declared by the Board of Directors

•      Significant advancement on the Keystone Oil Pipeline project and expanded scope of the Bruce A Restart and Refurbishment Project

“TransCanada’s strong financial performance during the third quarter is a result of solid contributions from our existing assets, and our continued disciplined approach to growing our pipelines and energy businesses,” said Hal Kvisle, president and chief executive officer. “The acquisition of ANR, and the completion of Bécancour and Edson facilities in late 2006, have contributed to increased earnings and cash flow in 2007. As we move ahead on our portfolio of large scale infrastructure projects such as Keystone and the Bruce A refurbishment, we expect to continue to generate strong returns for our shareholders.”

TransCanada Corporation (TransCanada) reported net income for third quarter 2007 of $324 million ($0.60 per share) compared to $293 million ($0.60 per share) for third quarter 2006.

Comparable earnings were $309 million ($0.57 per share) for third quarter 2007 compared to $243 million ($0.50 per share) in third quarter 2006. The $66 million ($0.07 per share) increase was due to higher contributions from both the Pipelines and Energy businesses. The increase in Pipelines was primarily due to additional income earned from the acquisition of ANR and higher earnings from the Canadian Mainline. The increase in the Energy business was primarily due to the impact of higher realized power prices in Alberta and the start-up of the Bécancour and Edson facilities in late 2006. Comparable earnings in third quarter 2007 excluded $15 million of favourable tax reassessments and associated interest income relating to prior years, and in third quarter 2006, excluded a $50 million income tax benefit related to the resolution of certain income tax matters with taxation authorities and changes in estimates.

Net income and net income from continuing operations were $846 million ($1.60 per share) for the first nine months in 2007 compared to net income of $810 million ($1.66 per share), and net income from continuing operations of $782 million ($1.60 per share) for the same period last year.

Comparable earnings for the first nine months of 2007 were $800 million ($1.51 per share), compared to $668 million ($1.36 per share) for the same period in 2006. The $132 million ($0.15 per share) increase was primarily due to additional income earned from the acquisition of ANR, higher earnings from the Canadian Mainline, higher realized power prices in Alberta and the start-up of the Bécancour and Edson facilities in late 2006. Partially offsetting these increases was a lower contribution from Bruce Power. Comparable earnings for the nine months ended September 30, 2007 excluded positive income tax adjustments of $46 million. Comparable earnings for the nine months ended September 30, 2006, excluded $83 million in favourable income tax adjustments, an $18-million bankruptcy settlement with Mirant, and a $13-million gain on the sale of TransCanada’s interest in Northern Border Partners, L.P..

Net cash provided by operations in third quarter 2007 was $834 million compared to $619 million for the same period in 2006. Net cash provided by operations for the nine months ended 2007 was $2.14 billion compared to $1.58 billion for the same period in 2006. The increase in net cash provided by operations was primarily due to an increase in funds generated from operations and a decrease in operating working capital.

Funds generated from operations of $702 million and $1.88 billion for the three and nine months ended September 30, 2007 increased $40 million and $162 million, respectively, when compared to the same periods in 2006. These increases were mainly due to an increase in cash generated through earnings.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

•      TransCanada reached another major milestone on the Keystone Oil Pipeline project after receiving NEB approval to construct and operate the Canadian portion of the Keystone Oil pipeline. The approval includes converting a portion of the Canadian Mainline to crude oil service from natural gas service, and includes agreement on the toll methodology and tariff. Construction is anticipated to begin in early 2008 and Keystone is expected to be in-service in fourth quarter 2009.

•      Based on strong industry support for Keystone, TransCanada has entered into contracts or conditionally awarded approximately US$3.0 billion for major materials and pipeline construction contractors and is continuing to secure land access agreements in preparation for the start of construction in the spring of 2008. The capital cost of Keystone is expected to be approximately US$5.2 billion based on the increased size and scope of the project and the executed material and service construction contracts. In November, an application with the National Energy Board (NEB) is expected to be filed for additional pumping facilities required to expand Keystone from a nominal capacity of approximately 435,000 barrels per day to 590,000 barrels per day.

•      TransCanada and Northwest Natural Gas Company announced the formation of Palomar Gas Transmission. Palomar proposes to build a natural gas pipeline that would serve growing markets in Oregon, the Pacific Northwest, and the western U.S. If approved, and with sufficient shipper interest, the new pipeline is scheduled to begin service in late 2011.

•      After a July 2007 approval from the Energy and Utilities Board (Alberta) to initiate negotiations with respect to the Alberta System revenue requirement, negotiations with stakeholders began in September 2007 and are ongoing. The intent is to reach a settlement for a term of up to three years beginning January 1, 2008.

•      In October 2007, TransCanada’s North Baja pipeline received a certificate from the U.S. Federal Energy Regulatory Commission authorizing it to expand and modify its existing system. The modification will facilitate the importation of regassified liquefied natural gas from Mexico into the California and Arizona markets.

Energy:

•      TransCanada announced the expansion of the Unit 4 refurbishment on the revised Bruce A Restart project that includes installing 480 new fuel channels in Unit 4. This will extend the expected operational life of the 750 MW unit from 2017 to 2036. The expansion is estimated to be an additional $1 billion, resulting in a total investment in the restart and refurbishment program of approximately $5.25 billion. TransCanada’s share is expected to be approximately $2.6 billion.

•      Construction began at Halton Hills Generating Station, a 683 MW natural gas-fired power plant in Halton Hills, Ontario. The facility is anticipated to be in-service by the summer of 2010.

•      Construction is progressing as planned on the Portlands Energy Centre (550 MW), a partnership with Ontario Power Generation.

•      Cartier Wind received environmental approval from the Québec Government to build its proposed $170-million Carleton wind farm on the Gaspé Peninsula of Québec. The Carleton wind farm (109.5 MW) is the third project to be developed after Hydro-Québec’s first wind energy call for tenders in 2004. TransCanada has a 62 per cent ownership interest in Cartier Wind.

•      TransCanada and the Saskatchewan Government agreed to contribute up to $26 million each for the engineering design phase of a proposed polygeneration plant. The Belle Plaine facility would use petroleum coke as feedstock to produce valuable products with very low emissions, and generate 300 MW of electricity.

Corporate:

•      In October 2007, TransCanada sold US$1 billion of 30-year senior notes bearing a coupon of 6.20 per cent. Proceeds will be used to repay outstanding commercial paper and for general corporate purposes.

Teleconference – Audio and Slide Presentation

TransCanada will hold a teleconference today at 8:00 a.m. (Mountain) / 10 a.m. (Eastern) to discuss the third quarter 2007 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-299-6655 or 416-641-6140 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) November 6, 2007. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3239079#. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward-looking information. All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of

TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada’s actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or as otherwise stated, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

TransCanada uses the measures “comparable earnings”, “comparable earnings per share” and “funds generated from operations” in this news release. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures are unlikely to be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on TransCanada’s operating performance, liquidity and its ability to generate funds to finance its operations. These measures are used by Management to increase comparability of financial results between reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations.

Comparable earnings is comprised of net income from continuing operations adjusted for specific items that are significant and not typical of the Company’s operations. The identification of specific items is subjective and management uses judgement in determining the items to be excluded in calculating comparable earnings. Specific items may include, but are not limited to, certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements and bankruptcy settlements received from former customers. A reconciliation of comparable earnings to net income is presented in the Consolidated Results of Operation section in the Management’s Discussion and Analysis accompanying this news release. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Third Quarter 2007 Financial Highlights chart in this news release.

Media Inquiries:	Shela Shapiro/Cecily Dobson	(403)
920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403)
920-7911
(800) 361-6522

THIRD QUARTER REPORT 2007	TRANSCANADA [2

Third Quarter 2007 Financial Highlights

(unaudited)

Operating Results	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2007	2006	2007	2006

Revenues	2,210	1,850	6,671	5,429

Net Income
Continuing operations	324	293	846	782
Discontinued operations	-	-	-	28
	324	293	846	810

Comparable Earnings (1)	309	243	800	668

Cash Flows
Funds generated from operations (1)	702	662	1,880	1,718
Decrease/(increase) in operating working capital	132	(43)	261	(136)
Net cash provided by operations	834	619	2,141	1,582

Capital Expenditures	364	372	1,056	1,002
Acquisitions, Net of Cash Acquired	(2)	-	4,222	358

	Three months ended September 30		Nine months ended September 30
Common Share Statistics	2007	2006	2007	2006

Net Income Per Share - Basic
Continuing operations	$0.60	$0.60	$1.60	$1.60
Discontinued operations	-	-	-	0.06
	$0.60	$0.60	$1.60	$1.66

Comparable Earnings Per Share - Basic (1)	$0.57	$0.50	$1.51	$1.36

Dividends Declared Per Share	$0.34	$0.32	$1.02	$0.96

Basic Common Shares Outstanding (millions)
Average for the period	537	488	527	488
End of period	538	488	538	488

(1)  For a further discussion on comparable earnings, funds generated from operations and comparable earnings per share, refer to the Non-GAAP Measures section in this News Release.